United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

August 3, 2020

Re:	Global Blue Group Holding AG

Registration Statement on Form F-4, as amended

File No. 333-236581 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Blue Group Holding AG (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form F-4, as amended (Registration No. 333-236581), so that such Registration Statement becomes effective at 4:00 p.m., Eastern Time, on August 3, 2020, or as soon as practicable thereafter.

Global Blue Group Holding AG

By: /s/ Jacques Stern

Jacques Stern